Exhibit 99.2

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1	Names of the parties to the transaction:

Turquoise Hill Resources Ltd. (“TRQ”)

Rio Tinto International Holdings Limited (“RTIHL”)

Rio Tinto plc (“Rio Tinto”)

Item 2	Description of the transaction:

TRQ entered into an arrangement agreement dated September 5, 2022, as amended on November 24, 2022, by and among TRQ, RTIHL and Rio Tinto (the “Arrangement Agreement”) pursuant to which, RTIHL agreed to acquire all of the issued and outstanding common shares (“TRQ Shares”) of TRQ not already held by RTIHL and its affiliates (the “Arrangement”).

Effective on December 16, 2022, RTIHL acquired all of the issued and outstanding TRQ Shares pursuant to the Arrangement Agreement and in accordance with a court-approved plan of arrangement under the Business Corporations Act (Yukon).

Pursuant to the Arrangement, non-dissenting TRQ shareholders (other than RTIHL and its affiliates) received C$43.00 per TRQ Share in cash.

The TRQ Shares were delisted from the Toronto Stock Exchange at the close of trading on December 19, 2022 and will be delisted from the New York Stock Exchange on December 26, 2022.

Item 3	Effective date of the transaction:

December 16, 2022.

Item 4	Name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

TRQ has applied to cease to be a reporting issuer (or equivalent thereof) in all applicable Canadian jurisdictions.

Rio Tinto continues to trade its common shares on the Australian Securities Exchange under the symbol “RIO”. Rio Tinto is not a reporting issuer in any of the Provinces of Canada.

Item 5	Date of reporting issuer’s first financial year-end subsequent to the transaction

Not applicable.

Item 6	Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction

  Not applicable.

Item 7	Documents filed under this Instrument that described the transaction and where those documents can be found in electronic format

Further details regarding the Arrangement can be found in the management discussion and analysis of TRQ for the three and nine months ended September 30, 2022 and dated November 14, 2022 available on SEDAR under TRQ’s profile at www.sedar.com.

Dated December 21, 2022.